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As filed with the Securities and Exchange Commission on November 22, 2011

Registration No. 333-177286

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 3
TO
FORM F-80

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter))

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place. Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900

         Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

         This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

EXPLANATORY NOTE

         This Post-Effective Amendment No. 3 amends the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission on October 13, 2011 (File No. 333-177286) (the "Registration Statement"), as amended on October 19, 2011 and October 21, 2011, to include the Notice of Compulsory Acquisition and related Letter of Transmittal, each dated November 22, 2011, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated October 13, 2011, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement and the Notice of Change and Variation, dated October 21, 2011, which was previously filed with the second amendment to the Registration Statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Documents

        Document 1: Offer to Purchase and Circular*

        Document 2: Letter of Transmittal*

        Document 3: Notice of Guaranteed Delivery*

        Document 4: Notice of Change and Variation***

        Document 5: Notice of Compulsory Acquisition

        Document 6: Letter of Transmittal pursuant to the Compulsory Acquisition

Item 2.    Information Legends

        See page (iii) of the Offer to Purchase and Circular, page (iii) of the Notice of Change and Variation and page 3 of the Notice of Compulsory Acquisition.

Item 3.    Incorporation of Certain Information by Reference

        As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Agnico-Eagle at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7, telephone 416-947-1212.

Item 4.    List of Documents Filed with the Commission

        See the information under the caption "Registration Statement Filed with the SEC" in the Circular.

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.
***
Previously filed with the Registrant's Form F-80POS (File No. 333-177286) filed October 21, 2011.

I-1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

NOTICE OF COMPULSORY ACQUISITION

for all of the Outstanding Common Shares
of Grayd Resource Corporation

November 22, 2011

To: Holders of common shares of Grayd Resource Corporation ("Grayd") who did not accept the offer made by Agnico-Eagle Mines Limited ("Agnico-Eagle") dated October 13, 2011, as amended and supplemented

PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO

Agnico-Eagle made an offer pursuant to an offer and circular dated October 13, 2011, as amended and supplemented by a notice of change and variation dated October 21, 2011 (as amended and supplemented, the "Offer"), to purchase all of the issued and outstanding common shares of Grayd (the "Shares"), including any Shares issued after October 13, 2011 but before the expiry time of the Offer upon the exercise, exchange or conversion of Options or Warrants (as such terms are defined in the Offer), for consideration per Share of, at the election of each holder, either (a) Cdn.$2.80 in cash (the "Cash Option"), or (b) 0.04039 of a common share of Agnico-Eagle and Cdn.$0.05 in cash (the "Share Option"), subject, in each case, to pro ration and rounding as set out in the Offer.

The Offer expired at 5:00 p.m. (Toronto time) on November 18, 2011 and was not extended. Agnico-Eagle has taken up and accepted for payment 91,228,900 Shares, representing approximately 94.77% of the outstanding Shares on a fully-diluted basis.

Agnico-Eagle intends to acquire the Shares not tendered to the Offer (the "Remaining Shares") from Grayd shareholders who have not accepted the Offer (the "Remaining Shareholders", which includes any person who subsequently acquired any Remaining Shares), pursuant to the provisions of Section 300 of the Business Corporations Act (British Columbia) (the "BCBCA"), for the same consideration and on the same terms contained in the Offer (the "Compulsory Acquisition").

Agnico-Eagle is hereby exercising its right under the BCBCA to acquire all of the Remaining Shares and hereby gives notice pursuant to Section 300(3) of the BCBCA that:

  (a)
  the Offer was accepted by shareholders of Grayd (the "Accepting Shareholders") who, in the aggregate, held at least 90% of the Shares;

  (b)
  Agnico-Eagle has taken up and accepted for payment the Shares held by the Accepting Shareholders;

  (c)
  under the BCBCA, upon sending this notice of compulsory acquisition (this "Notice") to a Remaining Shareholder, Agnico-Eagle is, subject to paragraph (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same consideration and on the same terms as the Shares that were acquired by Agnico-Eagle pursuant to the Offer; and

  (d)
  a Remaining Shareholder may, within two months from the date of this Notice, apply to the Supreme Court of British Columbia (the "Court") for an order setting the price and terms of payment for such Remaining Shareholder's Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Where the Court, on application made by a Remaining Shareholder to whom this Notice was given, has not ordered otherwise, Agnico-Eagle must, no earlier than two months after the date of this Notice or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Grayd and pay or transfer to Grayd the consideration payable by Agnico-Eagle for the Remaining Shares that Agnico-Eagle is entitled to acquire. On receiving such notice and consideration, Grayd must register Agnico-Eagle as the shareholder of Grayd with respect to all of the Remaining Shares. The consideration received by Grayd from Agnico-Eagle will be held by Grayd, or a trustee approved by the Court, in trust for the Remaining Shareholders.

Agnico-Eagle intends to transfer the consideration for, and become registered as the shareholder with respect to, the Remaining Shares on or about January 23, 2012. In order to elect either the Cash Option or the Share Option and to prevent a delay in receiving the purchase price for your Remaining Shares, Agnico-Eagle recommends that you complete the enclosed letter of transmittal (the "Letter of Transmittal") and return it together with the certificate(s) representing your Remaining Shares to Computershare Trust Company of Canada (the "Depositary") at the address set forth in the instructions attached hereto, within two months of the date of this Notice. Please note that interest will not be payable, under any circumstances, on amounts representing the purchase price for any Remaining Shares.

If you have already deposited all of your Shares under the Offer, no further action is required by you.

Remaining Shareholders are advised to consult their tax advisors to determine the particular tax consequences of the disposition of their Remaining Shares pursuant to the Compulsory Acquisition.

The foregoing is only a summary of the statutory right of compulsory acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the BCBCA. Remaining Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and requires strict adherence to notice and timing provisions, failing which certain rights otherwise available to Remaining Shareholders may be lost or altered. Remaining Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

Yours very truly,

AGNICO-EAGLE MINES LIMITED

Per:	Sean Boyd
Sean Boyd Vice-Chairman and Chief Executive Officer

 NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

        The Compulsory Acquisition is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Notice of Compulsory Acquisition in accordance with the disclosure requirements of Canada. Remaining Shareholders should be aware that such requirements are different from those of the United States.

        Remaining Shareholders in the United States should be aware that the disposition of Remaining Shares and the acquisition of common shares of Agnico-Eagle by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Remaining Shareholders are encouraged to consult their tax advisors. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 21 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Remaining Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Agnico-Eagle and Grayd are incorporated under the laws of Ontario and British Columbia, respectively, that some or all of their respective officers and directors may reside outside the United States, that some or all of the experts named in the Offer and Circular may reside outside the United States and that all or a substantial portion of the assets of Agnico-Eagle, Grayd and the above-mentioned persons are located outside the United States. Remaining Shareholders in the United States may not be able to sue Agnico-Eagle, Grayd or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws or the securities or "blue sky" laws of any State within the United States. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

        THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE COMPULSORY ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR OR THIS NOTICE OF COMPULSORY ACQUISITION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

3

 INSTRUCTIONS TO NOTICE OF COMPULSORY ACQUISITION

        Within two months of the date of this Notice, a Remaining Shareholder should:

  (A)
  to elect to receive consideration per Share of either (a) Cdn.$2.80 in cash, or (b) 0.04039 of a common share of Agnico-Eagle and Cdn.$0.05 in cash, subject, in each case, to pro ration and rounding as set out in the Offer, for such Remaining Shareholder's Remaining Shares and to receive such consideration without delay, complete the enclosed Letter of Transmittal and deliver the same to the Depositary at the address specified below together with the certificate(s) representing such Remaining Shareholder's Remaining Shares; or

  (B)
  apply to the Court for an order setting the price and terms of payment for such Remaining Shareholder's Remaining Shares and any consequential orders or directions that the Court considers appropriate.

        Letters of Transmittal and certificates representing Remaining Shares should be delivered to the Depositary at the following address:

Computershare Trust Company of Canada

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 702 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

        The method used to deliver the Letter of Transmittal, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. Agnico-Eagle recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of January 23, 2012, to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on January 23, 2012. Delivery will only be effective upon actual receipt by the Depositary.

        If you complete and deliver a properly completed and executed Letter of Transmittal to the Depositary with the certificate(s) representing Remaining Shares at or prior to 5:00 p.m. (Toronto time) on January 23, 2012, the cheque and, if applicable, the share certificate representing the payment to which you are entitled will be sent to you by first class mail (or held for pick-up, if you include this instruction in the Letter of Transmittal) promptly after January 23, 2012. If such documents are not received by the Depositary at or prior to 5:00 p.m. (Toronto time) on January 23, 2012, then your Remaining Shares will be acquired by Agnico-Eagle under the Cash Option, subject to pro rationing and rounding as set out in the Offer and the enclosed Letter of Transmittal, pursuant to the Compulsory Acquisition. After January 23, 2012, Grayd intends to communicate further with any former holders of Remaining Shares who did not deliver a Letter of Transmittal and the certificate(s) representing the Remaining Shares to make arrangements for payment.

        If a certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address provided above. The Depositary will provide replacement instructions. If your certificate has been lost or destroyed, you may be required to provide proof that the certificate was lost or destroyed, an indemnity or any other reasonable document or action at the request of Grayd.

        After Agnico-Eagle has been registered as the holder of the Remaining Shares, Grayd, or a trustee approved by the Court, must hold in trust the consideration received from Agnico-Eagle for the benefit of the former holders of the Remaining Shares. A former holder must provide to Grayd the certificate(s) issued in respect of the Remaining Shares formerly held, or such other evidence as to entitlement as Grayd may require, in order to receive the consideration to which the former holder is entitled.

        Interest will not be payable, under any circumstances, on any amounts representing the purchase price for Remaining Shares.

        Questions or requests for assistance may be directed to the Depositary, whose contact details are provided above.

4

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS COMPLETED.

LETTER OF TRANSMITTAL AND ELECTION FORM

for the deposit of Common Shares
of
GRAYD RESOURCE CORPORATION
pursuant to the Compulsory Acquisition dated November 22, 2011 in respect of the offer made by
AGNICO-EAGLE MINES LIMITED

USE THIS LETTER OF TRANSMITTAL AND ELECTION FORM TO DEPOSIT COMMON SHARE CERTIFICATE(S)

        Agnico-Eagle Mines Limited ("Agnico-Eagle") made an offer pursuant to an offer and accompanying circular (the "Circular") dated October 13, 2011, as amended and supplemented by a notice of change and variation dated October 21, 2011 (as amended and supplemented, the "Offer"), to purchase all of the issued and outstanding common shares (the "Shares") of Grayd Resource Corporation ("Grayd"), including any Shares issued after October 13, 2011 but before the expiry time of the Offer upon the exercise, exchange or conversion of Options or Warrants (as such terms are defined in the Offer), for consideration per Share of, at the election of each holder of Shares (a "Shareholder" and, collectively, the "Shareholders"), either (a) Cdn.$2.80 in cash, or (b) 0.04039 of a common share of Agnico-Eagle (an "Agnico-Eagle Share") and Cdn.$0.05 in cash, subject, in each case, to pro ration and rounding as set out in the Offer and in this Letter of Transmittal and Election Form (this "Letter of Transmittal"). The Offer expired at 5:00 p.m. (Toronto time) on November 18, 2011 and was not extended.

        Pursuant to a notice of compulsory acquisition (the "Notice of Compulsory Acquisition") dated November 22, 2011, Agnico-Eagle exercised its right under Section 300 of the Business Corporations Act (British Columbia) (the "BCBCA") to acquire all of the Shares that Agnico-Eagle did not acquire under the Offer (the "Compulsory Acquisition"). Pursuant to the BCBCA, Agnico-Eagle is entitled and bound to acquire every Share that it did not acquire under the Offer for the same consideration and on the same terms as the Shares that were acquired under the Offer, unless the Supreme Court of British Columbia ("Court") orders otherwise.

        Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to them in the Offer. All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

        As used herein, the term "U.S. Shareholder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (a) an individual citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

        A SHAREHOLDER DEPOSITING SHARES USING THIS LETTER OF TRANSMITTAL MUST ELECT ONE OF THE CONSIDERATION ALTERNATIVES IN BOX 2 BELOW. A SHAREHOLDER WHO FAILS TO

PROPERLY MAKE THE ELECTION IN BOX 2 BELOW WILL BE DEEMED TO HAVE ELECTED THE CASH OPTION FOR ALL OF SUCH SHAREHOLDER'S SHARES DEPOSITED UNDER THE COMPULSORY ACQUISITION.

        This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, together with all other required documents specified herein, must be received by Computershare Trust Company of Canada (the "Depositary") at its office in Toronto, Ontario specified on the back of this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on January 23, 2012. If such documents are not received by the Depositary at or prior to 5:00 p.m. (Toronto time) on January 23, 2012, then your Shares will be acquired by Agnico-Eagle for the Cash Option (as defined below), subject to pro rationing and rounding as set out in the Offer and in this Letter of Transmittal, pursuant to the Compulsory Acquisition.

        Questions or requests for assistance in completing this Letter of Transmittal and depositing Shares with the Depositary may be directed to the Depositary, whose contact details are provided on the back of this Letter of Transmittal. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to complete this Letter of Transmittal and deposit their Shares under the Compulsory Acquisition.

        DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH ON THE BACK OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

        YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 5, "SUBSTITUTE FORM W-9 FOR U.S. SHAREHOLDERS ONLY"). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 5 BELOW.

Consideration Election

        Shareholders may elect to receive, for each Share held, either (a) $2.80 in cash (the "Cash Option") or (b) 0.04039 of an Agnico-Eagle Share and $0.05 in cash (the "Share Option"), subject, in each case, to pro ration and rounding as set out in the Offer and as described below. Each Shareholder may elect the Cash Option or the Share Option in respect of all of the Shareholder's Shares deposited under the Compulsory Acquisition or may apportion the Shareholder's Shares between such consideration alternatives. A Shareholder who fails to elect the Cash Option or the Share Option in a Letter of Transmittal will be deemed to have elected the Cash Option for all of such Shareholder's Shares under the Compulsory Acquisition.

        The maximum amount of cash available under the Offer and the Compulsory Acquisition is approximately $183 million and the maximum number of Agnico-Eagle Shares available for issuance under the Offer and the Compulsory Acquisition is approximately 2.7 million Agnico-Eagle Shares.

        The maximum amount of cash available under the Compulsory Acquisition (the "Maximum Compulsory Acquisition Cash Consideration") is approximately $9.4 million and the maximum number of Agnico-Eagle Shares available for issuance under the Compulsory Acquisition (the "Maximum Compulsory Acquisition Share Consideration") is approximately 138,000 Agnico-Eagle Shares. The actual consideration to be received by a Shareholder electing (or deemed to be electing) the Cash Option (a "Cash Electing Shareholder") and a Shareholder electing the Share Option (a "Share Electing Shareholder") will be determined in accordance with the following:

  (a)
  if the aggregate cash consideration that would otherwise be payable by Agnico-Eagle to Cash Electing Shareholders in respect of their Shares being acquired under the Compulsory Acquisition together with the $0.05 per Share (along with Agnico-Eagle Shares) payable to Share Electing Shareholders in respect of their Shares being acquired under the Compulsory Acquisition (the "Share Option Cash Payment Amount") exceeds the Maximum Compulsory Acquisition Cash Consideration, then the Maximum Compulsory Acquisition Cash Consideration will be pro rated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the difference when (i) the Share Option Cash Payment Amount is subtracted from (ii) the Maximum Compulsory Acquisition Cash Consideration, and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders, and each such Cash Electing Shareholder will receive the balance of the consideration to which they are entitled in the form of a number of Agnico-Eagle Shares calculated by dividing such balance by $68.09, rounded down to the nearest whole number (with cash paid in lieu of any fractional Agnico-Eagle Share); and

  (b)
  if the number of Agnico-Eagle Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Shares being acquired under the Compulsory Acquisition exceeds the Maximum Compulsory Acquisition Share Consideration, then the Maximum Compulsory Acquisition Share Consideration will be pro rated among the Share Electing Shareholders such that each Share Electing Shareholder will receive a number of Agnico-Eagle Shares (the "Number of Delivered Agnico-Eagle Shares") equal to the number of Agnico-Eagle Shares sought by such Share Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Compulsory Acquisition Share Consideration and the denominator of which is the aggregate number of Agnico-Eagle Shares sought by all Share Electing Shareholders in respect of their Shares being acquired under the Compulsory Acquisition, rounded down to the nearest whole number (with cash paid in lieu of any fractional Agnico- Eagle Share) and each such Share Electing Shareholder will receive the balance of the consideration to which they are entitled in cash, calculated by subtracting (i) the product of (A) the Number of Delivered Agnico-Eagle Shares multiplied by (B) $68.09, from (ii) the product of (A) $2.80 multiplied by (B) the number of Shares of the Share Electing Shareholder being acquired under the Compulsory Acquisition, and the result thereof is rounded down to the nearest $0.01.

        For the purposes of these calculations, if any Shareholder elects (or is deemed to elect) more than one consideration alternative, such Shareholder will be considered as a separate Shareholder with respect to each consideration alternative elected.

        For greater certainty: (a) if a Shareholder elects (or is deemed to elect) the Cash Option and, as a result of the pro rationing described above, receives any Agnico-Eagle Shares, such Shareholder will be deemed to have received a proportionate amount of cash and Agnico-Eagle Shares as consideration for each whole Share being acquired under the Compulsory Acquisition by such Shareholder in respect of which the Shareholder elected the Cash Option; and (b) if a Shareholder elects the Share Option, such Shareholder will be deemed to have received a proportionate amount of Agnico-Eagle Shares and cash (whether $0.05 per Share or more as a result of the pro rationing described above) as consideration for each whole Share being acquired under the Compulsory Acquisition by such Shareholder in respect of which the Shareholder elected the Share Option.

        If, pursuant to the Compulsory Acquisition, all remaining Shareholders elected (or were deemed to elect) to receive the Cash Option, each such Shareholder would be entitled to receive approximately $1.87 in cash and 0.01371 of an Agnico-Eagle Share for each Share, subject to adjustment for fractional shares. If all remaining Shareholders elected to receive the Share Option, each such Shareholder would be entitled to receive approximately $0.93 in cash and 0.02741 of an Agnico-Eagle Share for each Share, subject to adjustment for fractional shares.

        Regardless of which election outlined above is selected, all Shareholders should complete and execute this Letter of Transmittal, make an election and deliver this Letter of Transmittal, together with all certificate(s) representing the Shares deposited, to the Depositary at its office in Toronto, Ontario specified on the back of this Letter of Transmittal as soon as possible, and in any event, prior to 5:00 p.m. (Toronto time) on January 23, 2012.

        Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	AGNICO-EAGLE MINES LIMITED
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

        The undersigned delivers to you the enclosed certificate(s) representing Shares and irrevocably submits these certificates to the Compulsory Acquisition. The following are the details of the enclosed certificate(s):

Box 1 SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if available)	Name(s) in Which Certificate(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s))	Number of Shares Represented by Certificate(s)	Number of Shares Deposited

TOTAL:

Box 2 ELECTION FOR CASH AND/OR AGNICO-EAGLE SHARES (Shareholders must choose only ONE of the Alternatives below.)
Under the Compulsory Acquisition, the undersigned may elect the Cash Option or the Share Option with respect to all of the Shares deposited under the Compulsory Acquisition with this Letter of Transmittal (the "Deposited Shares") or the undersigned may apportion the Deposited Shares between the Cash Option and the Share Option. The undersigned hereby elects as follows:
☐ ALTERNATIVE A: CASH OPTION
Shareholders who check this box will receive $2.80 cash for each Share deposited under the Compulsory Acquisition (subject to pro ration, as described in the Offer and in this Letter of Transmittal).
☐ ALTERNATIVE B: SHARE OPTION

Shareholders who check this box will receive 0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share deposited under the Compulsory Acquisition (subject to pro ration, as described in the Offer and in this Letter of Transmittal).
☐ ALTERNATIVE C: COMBINATION OF CASH OPTION AND SHARE OPTION

Shareholders who check this box and complete the fields immediately below will receive $2.80 cash for each Share deposited under the Cash Option and 0.04039 of an Agnico-Eagle Share and $0.05 in cash for each Share deposited under the Share Option (in each case subject to pro ration, as described in the Offer and in this Letter of Transmittal). The total number of Shares deposited under this Alternative must equal the total number of Shares deposited under the Compulsory Acquisition (see Box 1 in this Letter of Transmittal).
(insert number) Shares deposited under the Cash Option, and
(insert number) Shares deposited under the Share Option.
If the undersigned fails to properly elect one of the Alternatives set out above, the undersigned will be deemed to have elected the Cash Option for all of the Deposited Shares.

If the undersigned apportions the Deposited Shares in Alternative C between the Cash Option and the Share Option and the number of Shares subject to the undersigned's elections exceeds the number of Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal), then the number of Shares in respect of which the undersigned has elected the Share Option will be reduced such that the number of Shares in respect of which the undersigned has made elections equals the number of Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal). If the undersigned apportions the Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal) in Alternative C between the Cash Option and the Share Option and the number of Shares subject to the undersigned's elections is less than the number of Deposited Shares (which the undersigned should identify in Box 1 in this Letter of Transmittal), then the undersigned will be deemed to have elected the Cash Option in respect of that number of Shares in respect of which the undersigned failed to make a consideration election.

No fractional Agnico-Eagle Shares will be issued under the Compulsory Acquisition. Any Shareholder who would otherwise be entitled to receive a fractional Agnico-Eagle Share will receive the applicable number of Agnico-Eagle Shares, rounded down to the nearest whole number, and cash in lieu of the fractional Agnico-Eagle Share.

A Shareholder who is an Eligible Holder (as defined below) and who wishes to elect the Rollover Option (as defined in the Offer) to make the necessary joint tax election with Agnico-Eagle to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the disposition of Shares under the Compulsory Acquisition, must elect the Share Option in respect of that number of Shares for which the Shareholder wishes to obtain such rollover. However, a Shareholder who is an Eligible Holder and who elects the Cash Option but receives Agnico-Eagle Shares as a result of pro rationing will also be permitted, where applicable, to make the tax election with Agnico-Eagle under the Rollover Option. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

 Box 3
ROLLOVER OPTION FOR ELIGIBLE HOLDERS

As described in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", a Shareholder who is an Eligible Holder (as defined below) may, depending on the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Shares by entering into a joint election with Agnico-Eagle and filing such election with the Canada Revenue Agency ("CRA") under section 85 of the Income Tax Act (Canada) (the "Tax Act") specifying therein an elected amount in accordance with certain limitations provided in the Tax Act, provided that the Shareholder: (a) disposes of Shares pursuant to the Share Option and elects the Rollover Option or (b) disposes of Shares pursuant to the Cash Option but receives Agnico-Eagle Shares as a result of pro rationing.

"Eligible Holder" means a Shareholder who is (i) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (ii) a non-resident of Canada for the purposes of the Tax Act whose Shares are "taxable Canadian property" (as defined by the Tax Act) to such Shareholder and who is not exempt from Canadian tax in respect of any gain such Shareholder would realize on a disposition of Shares by reason of an exemption contained in the Tax Act or an applicable income tax treaty or convention, or (iii) a partnership if one or more members of the partnership are described in (i) or (ii).

Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — Tax-Deferred Rollover Under the Tax Act", describes the actions that an Eligible Holder must take in order to make a valid tax election with Agnico-Eagle under section 85 of the Tax Act. The Eligible Holder must obtain the appropriate federal election forms (Form T2057 or, in the event that the Shares are held by a partnership, Form T2058) from the CRA and, where necessary, appropriate provincial election forms from the appropriate provincial office. The Eligible Holder must ensure that two signed copies of Form T2057 or, in the event that the Shares are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms) are received by Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7, Attention: Corporate Director, Taxation & Treasury Operations) on or before 45 days after January 23, 2012 duly completed with details of the number of Shares transferred, the consideration received and the applicable Elected Amounts (as defined in the Offer) for the purposes of such elections. Agnico-Eagle agrees only to add the required information regarding Agnico-Eagle to any properly completed election form received by Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7, Attention: Corporate Director, Taxation & Treasury Operations) on or before 45 days after January 23, 2012, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 45 days after the receipt thereof. The Eligible Holder must file the completed and signed joint tax election form with the CRA within the time prescribed by the Tax Act (and with any applicable provincial tax authorities within the time prescribed by the corresponding provisions of any applicable provincial tax legislation). Eligible Holders should consult their own tax advisors for assistance with respect to making a valid tax election.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and, where applicable, a valid election is filed under the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Accordingly, Agnico-Eagle will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Agnico-Eagle reserves the right not to execute and return to a Shareholder for filing any tax election form sent to it that is not fully completed and signed by an Eligible Holder. Any Eligible Holder who does not ensure that the duly completed election forms have been received by Agnico-Eagle on or before 45 days after January 23, 2012 will not be able to benefit from the rollover provisions in section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the Shareholder depositing the Deposited Shares is an Eligible Holder who has elected the Share Option, (ii) acknowledges that it is the Shareholder's responsibility to complete the appropriate tax election form(s) and send two copies of the completed election form(s) to Agnico-Eagle at its head office (145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7, Attention: Corporate Director, Taxation & Treasury Operations) so that they are received on or before 45 days after January 23, 2012, and (iii) acknowledges that it is the Shareholder's responsibility to file the tax election form with the CRA (and, where applicable, any provincial tax authority) once it is returned to the Shareholder by Agnico-Eagle and pay any applicable late filing penalties.

        ☐ Check here if you are an Eligible Holder, you have elected the Share Option and you wish to further elect the Rollover Option in order to make a joint tax election with Agnico-Eagle under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.

        The undersigned acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that the deposit of Shares under the Compulsory Acquisition will constitute a binding agreement between the undersigned and Agnico-Eagle, upon and subject to the terms and conditions of the Offer, the Notice of Compulsory Acquisition and this Letter of Transmittal. The undersigned represents and warrants that:

  (a)
  the undersigned has full power and authority to deposit, sell, assign and transfer (i) the Deposited Shares, and (ii) all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after October 13, 2011, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, "Distributions");

  (b)
  the undersigned owns the Deposited Shares;

  (c)
  the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person;

  (d)
  the deposit of the Deposited Shares and Distributions complies with applicable Laws; and

  (e)
  when the Deposited Shares and Distributions are paid for by Agnico-Eagle pursuant to the Compulsory Acquisition, Agnico-Eagle will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        IN CONSIDERATION OF THE CONSIDERATION ELECTED OR DEEMED ELECTED PURSUANT TO THIS LETTER OF TRANSMITTAL AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Notice of Compulsory Acquisition and in this Letter of Transmittal, the undersigned irrevocably delivers to Agnico-Eagle the enclosed Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Compulsory Acquisition, deposits, sells, assigns and transfers to Agnico-Eagle all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares and any and all Distributions.

        All cash payments under the Compulsory Acquisition will be made in Canadian dollars.

        Settlement with each Shareholder under the Compulsory Acquisition will be made by the Depositary by forwarding a share certificate representing Agnico-Eagle Shares and/or issuing, or causing to be issued, a cheque payable in Canadian funds in the amount to which such Shareholder is entitled.

        Unless otherwise directed in this Letter of Transmittal, the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares will be issued in the name of the registered holder of the Shares. Unless the undersigned instructs the Depositary to hold the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares will be forwarded by first class mail to such Shareholder at the address specified in this Letter of Transmittal. If no such address is specified, the cheque and, if applicable, the share certificate(s) representing Agnico-Eagle Shares will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Grayd. Cheques and share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Agnico-Eagle may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by Agnico-Eagle, Grayd or the Depositary by reason of any delay in making payments for any Shares to any person on account of Shares under the Compulsory Acquisition. No cheques and, if applicable, share certificate(s) representing Agnico-Eagle Shares will be forwarded or issued prior to January 23, 2012.

        By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Compulsory Acquisition as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l'acquisition forcée et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

 SHAREHOLDER INFORMATION AND INSTRUCTIONS

        Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS
ISSUE SHARE CERTIFICATE REPRESENTING AGNICO-EAGLE SHARES AND/OR CHEQUE IN THE NAME OF: (please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BLOCK B DELIVERY INSTRUCTIONS
SEND SHARE CERTIFICATE REPRESENTING AGNICO-EAGLE SHARES AND/OR CHEQUE (Unless Block D is checked) TO: ☐ Same as address in Block A or to:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BLOCK C TAXPAYER IDENTIFICATION NUMBER
U.S. residents/citizens must provide their Taxpayer Identification Number
(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 5, "Substitute Form W-9 for U.S. Shareholders Only", for further details.

BLOCK D SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD SHARE CERTIFICATE REPRESENTING AGNICO–EAGLE SHARES AND/OR CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BLOCK E U.S. SHAREHOLDERS — TAX
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS:
☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or
☐ The person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

IF YOU ARE (I) A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 5 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

BLOCK F SHAREHOLDER SIGNATURE By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.
Signature guaranteed by (if required under Instruction 2):
Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2 and 3)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed, if required by Instruction 2 below, together with the accompanying certificate(s) representing the Deposited Shares, and all other documents required by the terms of the Notice of Compulsory Acquisition and this Letter of Transmittal must be received by the Depositary at its office in Toronto, Ontario specified on the back of this Letter of Transmittal at or prior to 5:00 p.m. on January 23, 2012. If such documents are not received by the Depositary at or prior to 5:00 p.m. (Toronto time) on January 23, 2012 in respect of any Shares, then such Shares will be acquired by Agnico-Eagle for the Cash Option, subject to pro rationing and rounding as set out in the Offer and in this Letter of Transmittal, pursuant to the Compulsory Acquisition.

  (b)
  The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Agnico-Eagle recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of 5:00 p.m. (Toronto time) on January 23, 2012 to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on January 23, 2012. Delivery will only be effective upon actual physical receipt by the Depositary.

  (c)
  Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares.

2.     Signatures

        This Letter of Transmittal must be completed and executed by the Shareholder depositing Shares under the Compulsory Acquisition described above or by such Shareholder's duly authorized representative (in accordance with Instruction 3 below).

  (a)
  If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

  (b)
  Notwithstanding Instruction 2(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the share certificate(s) representing Agnico-Eagle Shares and/or the cheque(s) is (are) to be issued or sent to a person other than the registered holder(s):

  (i)
  the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

  (ii)
  the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s), and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

3.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Agnico-Eagle or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

4.     Delivery Instructions

        If any share certificate(s) representing Agnico-Eagle Shares and/or cheque(s) is (are) to be sent to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Block B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Block B is not completed, any share certificate(s) representing Agnico-Eagle Shares and/or cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of Grayd. Any share certificate(s) and/or cheque(s) mailed in accordance with the terms of the Notice of Compulsory Acquisition and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

5.     Substitute Form W-9 for U.S. Shareholders Only

        United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Shares to provide the Depositary with its correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

        To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN), (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Shareholder that he is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

        Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date such form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

        If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

        If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

        If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF

TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

        TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY AGNICO-EAGLE TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; (B) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER AND THE COMPULSORY ACQUISITION; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

6.     Currency of Payment

        All cash payments under the Compulsory Acquisition will be made in Canadian dollars.

7.     Miscellaneous

  (a)
  If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates representing Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be properly completed and executed for each different registration.

  (c)
  Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, or a manually executed facsimile hereof, waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable Laws.

  (d)
  The Compulsory Acquisition shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. This Letter of Transmittal and all other contracts resulting from deposits of Shares under the Compulsory Acquisition shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the Compulsory Acquisition unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (e)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Notice of Compulsory Acquisition.

  (f)
  All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Shares deposited under the Compulsory Acquisition will be determined by Agnico-Eagle in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. Agnico-Eagle reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of Agnico-Eagle, the Depositary or any other person to give notice of any defect or irregularity in any deposit of any Shares and no liability shall be incurred or suffered by any of them for failure to give any such notice. Agnico-Eagle's interpretation of the terms and conditions of the Notice of Compulsory Acquisition, this Letter of Transmittal and any other related documents will be final and binding. Agnico-Eagle reserves the right to permit deposits of Shares under the Compulsory Acquisition in a manner other than that set out in the Notice of Compulsory Acquisition.

  (g)
  Additional copies of the Notice of Compulsory Acquisition and this Letter of Transmittal may be obtained without charge on request from the Depositary at its addresses specified on the back of this Letter of Transmittal.

8.     Lost Certificates

        If a certificate representing Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in

Toronto, Ontario specified on the back of this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of 5:00 p.m. (Toronto time) on January 23, 2012 in order to obtain a replacement certificate in sufficient time to permit the Shares represented by the replacement certificate to be deposited under the Compulsory Acquisition at or prior to 5:00 p.m. (Toronto time) on January 23, 2012.

9.     Assistance

        Questions or requests for assistance in completing this Letter of Transmittal and depositing the Shares with the Depositary may be directed to the Depositary, whose contact details are provided on the back of this document.

 PRIVACY NOTICE

        Computershare Trust Company of Canada is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1. Computershare Trust Company of Canada will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer's Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "exempt" here (see W-9 Guidelines):
Name
Business Name
Please Check Appropriate box for U.S. tax:
☐ Individual/Sole Proprietor    ☐ C Corporation    ☐ S Corporation    ☐ Partnership
☐ Trust/Estate ☐ Limited liability company (Enter the tax classification: S = S corporation;
C = corporation; P = partnership) ☐ Other Address City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. citizen or other U.S. person (defined below).

Signature	Date	, 2011

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

 CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature	Date

DEFINITION OF A U.S. PERSON: For federal tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:		Give Name and Taxpayer Identification Number of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or a disregarded entity	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)

7.	Corporation (or LLC electing corporate status on Form 8832 or Form 2553)	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9.	Partnership or multi-member LLC treated as a partnership	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

12.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Obtaining a Number

        If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or

Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

  (iii)
  An international organization or any agency or instrumentality thereof;

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof;

  (v)
  A corporation;

  (vi)
  A financial institution;

  (vii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

  (viii)
  A real estate investment trust;

  (ix)
  A common trust fund operated by a bank under Section 584(a);

  (x)
  An entity registered at all times during the tax year under the Investment Company Act of 1940;

  (xi)
  A custodian;

  (xii)
  A futures commission merchant registered with the Commodity Futures Trading Commission;

  (xiii)
  A foreign central bank of issue; and

  (xiv)
  A trust exempt from tax under Section 664 or described in Section 4947.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)
Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)
Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

 The Depositary is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 702	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

Any questions or requests for assistance or additional copies of this Letter of Transmittal or the Notice of Compulsory Acquisition may be directed to the Depositary at the telephone number and locations set out above. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Compulsory Acquisition.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

 EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd*
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd*
2.3	Amending Agreement, dated October 19, 2011, between Agnico and Grayd***
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011*
3.6	Press Release of the Registrant dated October 19, 2011**
4.1	Consent of Ernst & Young LLP dated October 13, 2011*
4.2	Consent of Marc Legault*
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada*
4.4	Consent of Ernst & Young LLP dated October 21, 2011***
5.1	Powers of Attorney (included on the signature page of the Registration Statement (File No. 333-177286) filed October 13, 2011)

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.

**
Previously filed with the Registrant's Form F-80POS (File No. 333-177286) filed October 19, 2011.

***
Previously filed with the Registrant's Form F-80POS (File No. 333-177286) filed October 21, 2011.

II-2

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

        (a)  The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (c)  Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on November 22, 2011.

AGNICO-EAGLE MINES LIMITED
By:	/s/ AMMAR AL-JOUNDI Name: Ammar Al-Joundi Title: Senior Vice-President, Finance, and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on November 22, 2011.

Name		Title
* Sean Boyd		Vice Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ AMMAR AL-JOUNDI Ammar Al-Joundi		Senior Vice-President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)
* James D. Nasso		Chairman of the Board
* Leanne M. Baker		Director Authorized Representative in the United States
* Douglas R. Beaumont		Director
* Bernard Kraft		Director
* Mel Leiderman		Director
* Eberhard Scherkus		President and Chief Operating Officer and Director
* Howard Stockford, P. Eng.		Director
* Pertti Voutilainen		Director
* Clifford J. Davis		Director
* J. Merfyn Roberts		Director
* Martine A. Celej		Director
* Robert J. Gemmell		Director
* Dr. Sean Riley		Director
*By:	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Attorney-in-fact

 EXHIBIT INDEX

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd*
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd*
2.3	Amending Agreement, dated October 19, 2011, between Agnico and Grayd***
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011*
3.6	Press Release of the Registrant dated October 19, 2011**
4.1	Consent of Ernst & Young LLP dated October 13, 2011*
4.2	Consent of Marc Legault*
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada*
4.4	Consent of Ernst & Young LLP dated October 21, 2011***
5.1	Powers of Attorney (included on the signature page of the Registration Statement (File No. 333-177286) filed October 13, 2011)

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.

**
Previously filed with the Registrant's Form F-80POS (File No. 333-177286) filed October 19, 2011.

***
Previously filed with the Registrant's Form F-80POS (File No. 333-177286) filed October 21, 2011.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Home Jurisdiction Documents
  Item 2. Information Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
NOTICE OF COMPULSORY ACQUISITION for all of the Outstanding Common Shares of Grayd Resource Corporation
NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES
INSTRUCTIONS TO NOTICE OF COMPULSORY ACQUISITION
Computershare Trust Company of Canada
Toll Free: 1-800-564-6253 E-mail: corporateactions@computershare.com
Box 3 ROLLOVER OPTION FOR ELIGIBLE HOLDERS
SHAREHOLDER INFORMATION AND INSTRUCTIONS
PRIVACY NOTICE
CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
The Depositary is
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking
  Item 2. Consent to Service of Process
SIGNATURES
EXHIBIT INDEX